UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 56)

HEARST-ARGYLE TELEVISION, INC.

(Name of Issuer)

SERIES A COMMON STOCK

(Title of Class of Securities)

422317 10 7

(CUSIP Number)

Eve B. Burton

The Hearst Corporation

300 West 57th Street

New York, New York 10019

(212) 649-2045

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Richard D. Pritz

Kathleen L. Werner

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

December 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

This Amendment No. 56 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust", and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement"). Amendments No. 51 through 55 were filed as part of a Schedule TO-T, originally filed on September 14, 2007, and amended on September 20, 2007, September 25, 2007, October 3, 2007 and October 15, 2007.

Item 3. Source and Amount of Funds or Other Consideration.

Hearst Broadcasting intends to use its working capital and the working capital of one or more of its affiliates to purchase Series A Common Stock as described below in Item 4. If Hearst Broadcasting were to purchase 8 million shares of Series A Common Stock as described in Item 4 for the average closing price of Series A Common Stock throughout the three months ended November 30, 2007, the total cost to Hearst would be approximately $186.8 million. The actual amount which Hearst Broadcasting may pay for Series A Common Stock as described in Item 4 may differ from this price.

Item 4. Purpose of Transaction.

On September 14, 2007, Hearst Broadcasting commenced an offer to acquire all of the outstanding Series A Common Stock of the Issuer that it did not already own for $23.50 per share, net to the seller in cash. That offer expired on October 12, 2007, and did not result in any Series A Common Stock being acquired by Hearst Broadcasting because the conditions to the offer were not satisfied. Following the expiration of the offer, and in light of then existing circumstances, including discussions with an unaffiliated stockholder of the Issuer in which such stockholder indicated that it was interested in selling its Series A Common Stock for a price, well above the offer price, which Hearst considered unacceptably high, Hearst Broadcasting decided to abandon its intention to acquire all of the outstanding Series A Common Stock of the Issuer. For additional information about the offer, please see the Offer to Purchase and related documents filed by Hearst on Schedule TO and Schedule 13E-3 with the Securities and Exchange Commission beginning on August 24, 2007.

On December 5, 2007, the Board of Directors of Hearst authorized Hearst Broadcasting to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase Hearst Broadcasting’s ownership of the Issuer to up to approximately 82% (on a fully-diluted basis), and which will allow the Issuer to be consolidated with the Reporting Persons for U.S. federal income tax purposes (which generally requires at least 80% ownership). As of December 5, 2007, Hearst Broadcasting owns 27,501,980 shares of Series A Common Stock and, if it were to convert its Series B Common Stock and Series B Preferred Securities, would own an approximately 74% ownership interest in the Issuer (on a fully-diluted basis). Open-market purchases pursuant to the Board’s authorization will be conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934 (the “Exchange Act”). Hearst adopted such a plan on December 6, 2007, a copy of which is attached as an Exhibit to this Schedule 13D.

Open-market transactions will be carried out at prevailing market prices at the time of the transaction, and privately-negotiated transactions will be negotiated directly with individual stockholders at prices negotiated directly with such stockholders. Accordingly, the price per share to be paid by Hearst Broadcasting may be greater or less than the average closing price of Series A Common Stock for the last three months set forth above in Item 3.

Upon reaching the required threshold, the Issuer will be included in the Hearst affiliated group of corporations, and will file its U.S. federal income tax return with Hearst on a consolidated basis. The filing of U.S. federal income tax returns on a consolidated basis may result in certain benefits to the constituent corporations, including Hearst, particularly when certain members of the consolidated group generate taxable income while others incur losses for

U.S. federal income tax purposes. While neither the existing Hearst affiliated group nor the Issuer are currently incurring losses for U.S. federal income tax purposes, it is possible that either Hearst or the Issuer may incur a loss in a future periods when the other is generating taxable income. In addition, upon consolidation 100% of any dividends paid by the Issuer will be deductible from Hearst’s taxable income for U.S. federal income tax purposes. Currently, Hearst is entitled to deduct only 80% of the dividends received from the Issuer from its taxable income for U.S. federal income tax purposes.

Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the effects listed in Item 4 of Schedule 13D under the Exchange Act.

In addition, the Reporting Persons have no current intention to engage in, directly or indirectly, a “Rule 13e-3 transaction” (as defined in Rule 13e-3(a)(3) of the Exchange Act), including any transaction or series of transactions that would cause the shares of Series A Common Stock to be held of record by less than 300 persons or to be delisted from trading on The New York Stock Exchange, and will not acquire any shares of Series A Common Stock if the acquisition of these shares would have such an effect without first complying with Rule 13e-3 under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons have not purchased any Series A Common Stock for the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 5, 2007, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 8 million shares of Series A Common Stock in open market and privately negotiated purchases in order to increase its ownership percentage in the Issuer to approximately 82% (on a fully-diluted basis) for U.S. federal income tax purposes as described above in Item 4. This authorization supersedes all remaining ability to purchase Series A Common Stock under previous authorizations.

If both Hearst Broadcasting and the Issuer decide to purchase Series A Common Stock on the same day, and to do so pursuant to Rule 10b-18 under the Exchange Act, they have agreed to aggregate their purchases, to use a single broker/dealer and to divide any such purchases between them equally.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock Trading Plan, dated as of December 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

HEARST BROADCASTING, INC.

By:	/s/ James M. Asher Name: James M. Asher Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher Name: James M. Asher Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

THE HEARST CORPORATION

By:	/s/ James M. Asher Name: James M. Asher Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

THE HEARST FAMILY TRUST

By:	/s/ Victor F. Ganzi Name: Victor F. Ganzi Title: Trustee